SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Company announces that at the Company’s annual general shareholders meeting held on December 29, 2006, the Company’s shareholders approved all resolutions included in the Company’s Proxy Statement dated December 5, 2006, including the resolution to approve the conversion of the $US500,000 convertible note (the “Note”) with Jerusalem High-tech Founders Ltd. to Preferred A Shares at an exercise price of $1.53 per Preferred A Share. On December 29, 2006, the Company issued 326,797 Preferred A Shares to Jerusalem High-tech Founders Ltd. in connection with the conversion of the Note.

As previously disclosed on December 13, 2006, the Company received a Nasdaq Staff Determination Letter from The Nasdaq Stock Market indicating that the Company is not in compliance with the with the minimum $2,500,000 stockholders’ equity requirement as set forth in Marketplace Rule 4320(c)(2)(B) (“Minimum Equity Requirement”) and that its Ordinary Shares are, therefore, subject to delisting from The Nasdaq Capital Market. As a result of the conversion of the Note to equity on December 29, 2006 and the issuance of the 326,797 Preferred A Shares, and based on the estimated operating results for the Company’s fourth fiscal quarter of 2006, the Company believes it has regained compliance with the Minimum Equity Requirement, subject to the review and audit of the Company’s financial results for fiscal year 2006.

The Company also announces that on December 29, 2006 the Company’s shareholders approved the resolution authorizing the Company’s Board of Directors to effect a reverse stock split for the purpose of regaining compliance with Nasdaq’s Marketplace Rule 4320 (e)(2)(E)(i) requiring non-Canadian foreign issuers to meet the minimum $1.00 bid price requirement on The Nasdaq Capital Market for continued listing (the “Minimum Bid Price Requirement”). The Company plans to implement the reverse stock split as soon as feasible.

However, unless and until Nasdaq renders a final determination that the Company complies with all requirements for continued listing on The Nasdaq Capital Market, there can be no assurances that Nasdaq will decide to allow the Company’s Ordinary Shares to remain listed or that any of the Company’s actions will prevent the delisting of its Ordinary Shares from The Nasdaq Capital Market. In the event that the Company’s Ordinary Shares are delisted, the Company expects that its Ordinary Shares will trade on the OTC Bulletin Board following the approval by the NASD of an application by one or more market makers to continue quoting in the Company’s Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: January 9, 2007	By:	/S/ ALBERT A. GABRIELLI

	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer